Exhibit 99.1

Kyrgyz Republic Approved to Proceed with Nano Labs’ CNH-Pegged Stablecoin Initiative

HONG KONG, August 4, 2025 (GLOBE NEWSWIRE) – Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced receipt of approval from the Kyrgyz Republic to proceed with its proposal (the “Proposal”) to issue a stablecoin pegged to the offshore Chinese Yuan (CNH) within the country.

According to an official letter from both the National Investment Agency under the President of the Kyrgyz Republic and the National Council for the Development of Virtual Assets and Blockchain Technologies under the President of the Kyrgyz Republic, the Proposal has been reviewed by senior authorities within the Presidential Administration and has received clearance to proceed.

The stablecoin project (the “Project”) aims to support the growing trade and economic cooperation between China and Kyrgyzstan-facilitate cross-border settlements, expand investment opportunities, and increase transparency of operations in the digital financial space.

In line with recommendations from the Kyrgyz authorities, Nano Labs will submit a comprehensive white paper and key technical documentation. The Company will continue to collaborate closely with all relevant stakeholders to ensure the Project’s steady and compliant execution.

Concurrently, Nano Labs announced its decision to formally forgo plans to apply for an HKD- or CNH-pegged stablecoin project in the Hong Kong SAR. The Company will instead redirect its resources toward developing stablecoin initiatives in Belt and Road countries.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the digital assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream digital currencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*  According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd
ir@nano.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com